Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: January 12, 2021

On January 11, 2021, further to the announcement by Bakkt Holdings LLC (“Bakkt”) and VPC Impact Acquisition Holdings, a Cayman Islands exempted company (“VIH”), relating to their entry into a definitive agreement for a business combination (the “Proposed Transaction”), Gavin Michael, CEO of Bakkt, and Jeffrey C. Sprecher, Founder, Chairman and CEO of Intercontinental Exchange, Inc., gave an interview to Jim Cramer of CNBC. Excerpts from the transcript of the interview relating to the Proposed Transaction are set forth below.

Jim:

Exciting news. Bakkt. A digital marketplace owned by the Intercontinental Exchange, is becoming a publicly traded company, via merger with the SPAC, VPC Impact Acquisition Holdings. Joining us now in a CNBC exclusive is Jeffrey Sprecher, Intercontinental Exchange, Chairman, CEO, as well as Gavin Michael, the CEO of Bakkt itself. Welcome gentlemen, good to see you.

Jeffrey Sprecher:

Thank you, Jim.

Gavin Michael:

Thanks, Jim.

Jim:

So Jeff, this is the most exciting area of the market right now, and we know that because cryptocurrencies, we’re all looking for any way to so-called play it. Whether it be the actual crypto itself or whether it be Square, PayPal. Will this be the direct way if you want to invest in the concept of cryptocurrency?

Jeffrey Sprecher:

I think it’s even bigger than that, Jim. We got into this business because we were interested in the blockchain and we were interested in what was going on in the crypto space. And so years ago we started Bakkt as a real venture-backed company within our firm. But as we got into it, we started to see there are all kinds of digital assets beyond cryptocurrencies that you and I deal with. We have airline miles and rental car miles, reward points. We have restaurant points and points from coffee companies and all kinds of merchants that are rewarding us in different ways. And we started to think, “What if we could create essentially a wallet, a depository institution, where you could put all of those assets in one place?” And then because we’re an exchange, underneath it we could trade back and forth so that you could convert one set of rewards to another set of rewards and use them fungibly for spending.

Jim:

Candidly, I didn’t know how big this division was. I didn’t know all the affinity programs. But Jeff, if I want to own Intercontinental Exchange, don’t I want all of this Bakkt business? To me, it’s very, very exciting.

Jeffrey Sprecher:

Thank you. I hope you do own Intercontinental Exchange, by the way, and you and I can talk offline about that. But no, one of the things that my job and the job of the management team here is to create value for shareholders and we have this great little company inside of us, and I don’t think it was being recognized or rewarded by our own investors. And so we said to ourselves, “This great vehicle now that the markets have created that we’ve helped contribute to called a SPAC might be the perfect vehicle to give more exposure to Bakkt so that people could make a direct investment in it. But bear in mind that once we do this transaction, we’ll still be the majority partner. Intercontinental Exchange will still have exposure to the value inside of Bakkt.

Jim:

All right. That might be an alternative way to play for people who are a little more conservative. Gavin Michael, let me bring you in. Bakkt CEO. It’s interesting. Gavin, your background is of course at Citibank, but you were the former head of technology. So what do you bring to the equation if you had that kind of experience at Citi?

Gavin Michael:

Good morning. Thanks, Jim. Look, a real understanding, not just of how technology and how we scale a venture like Bakkt to meet the demand that we expect, but also a real understanding of what the changing consumer landscape looks like. How customers expectations are rising and how we use digital means to meet and exceed those expectations.

Jim:

Market for Bitcoin, as we saw this weekend, is it all orderly? Can you bring some order to the market? My experience with Bitcoin is the weekend is just the Wild West, and you shouldn’t even think about doing it. Are you going to be 24/7?

Gavin Michael:

Oh, absolutely. It has to be 24/7, Jim. But what you think about is we uniquely bring together customer loyalty. Think about how you’ve considered loyalty today. Loyalty today looks like a set of cards. We’re putting it on the phone, where we’re allowing you to accelerate the shift to digital assets and payments. We’re empowering you to use your digital assets for everyday spending. Think about buying your morning cup of coffee at Starbucks using unused airline points or using Bitcoin. That’s what our app enables. Our app enables customers to convert their digital assets in entirely new ways.

Jim:

I think that has to happen. When I see NFL players ask to be paid in Bitcoin, I wonder why the heck we’re not all being paid a little bit in Bitcoin.

[…]

Jim:

Gavin, some thoughts?

Gavin Michael:

So I think as you take that retailization of the market into account, we’re helping consumers realize value that they have in assets, that perhaps they didn’t know that they held, digital assets like loyalty points have no real value to a customer if they can’t expand them in a variety of ways. And that’s what Bakkt is bringing to this new generation, to these emerging customer segments. And that’s what’s so exciting about the proposition that we’re talking about this morning.

Jim:

Boy, I’ve got to tell you, for those who want to find a way to be able to invest in crypto and invest in points, invest in everything digital, we may have found it. I want to thank so much to Gavin Michael, who’s Bakkt, again, B-A-K-K-T, CEO. And I also, of course, want to thank old friend Jeffrey Sprecher, Intercontinental Exchange, Chairman and CEO. Gentlemen. Thank you so much for coming on Squawk on the Street.

Jeffrey Sprecher:

Great. Thanks Jim, Thanks Carl.

Gavin Michael:

Thank you.

Additional Information and Where to Find It

In connection with the Proposed Transaction, VIH intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with VIH’s change in its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VIH’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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